UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                                 to

Commission File Number 1-31921

A. Full title of the plan and the address of the plan, if different from that that of the issuer named below:

Compass Minerals International, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compass Minerals International, Inc.
9900 West 109th Street, Suite 600
Overland Park, Kansas 66210

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Compass Minerals International, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Compass Minerals International, Inc. Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri
June 22, 2009

Compass Minerals International, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2008	2007
Investments, at fair value (Notes 2, 3 and 4)
Interest-bearing cash	$4,816,463	$4,290,482
Common/collective trust	11,441,102	10,919,047
Mutual funds	32,210,268	48,451,813
Non-employer common stocks	25,627	121,198
Employer common stock	1,490,355	456,475
Participant loans	1,302,384	1,156,750
	51,286,199	65,395,765
Receivables
Employer contributions	3,591,499	1,527,620
	3,591,499	1,527,620
Net assets available for benefits at fair value	54,877,698	66,923,385
Adjustment from fair value to contract value for interest in fully
benefit-responsive investment contracts in common collective trust (Note 3)	617,156	118,663
Net Assets Available for Benefits	$55,494,854	$67,042,048

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2008	2007
Additions to (deductions from) net assets attributed to:
Investment income (loss)
Net appreciation (depreciation) in fair value of investments (Note 3)	$(18,736,079)	$1,160,161
Interest and dividend income	2,185,162	3,061,923
Net investment income (loss)	(16,550,917)	4,222,084
Contributions
Participants	3,315,405	2,727,166
Employer	5,686,502	2,948,875
Rollovers	286,800	800,395
Total contributions	9,288,707	6,476,436

Benefits paid to participants	(4,242,612)	(4,359,484)
Administrative expenses	(42,372)	(55,684)
Net increase (decrease) in net assets	(11,547,194)	6,283,352
Net assets available for benefits at beginning of year	67,042,048	60,758,696
Net assets available for benefits at end of year	$55,494,854	$67,042,048

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 1.                      Description of the Plan

The following description of the Compass Minerals International, Inc. (the Company, CMP or Compass Minerals) Savings Plan (the Plan) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a contributory, defined contribution plan covering substantially all U.S. employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Participants are allowed to contribute, in pre-tax dollars, a percentage of their eligible compensation as defined by the Plan, up to the maximum of the lesser of 60% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (IRC) – ($15,500 in 2008 and 2007), except for Kenosha, Wisconsin participants, whose contributions are limited to the lesser of IRC limits or the maximum of 15% of their eligible compensation.  Participants may also elect to contribute to the Plan on an after-tax basis.  Participants may contribute from a minimum of 1% to a maximum of 10% of their eligible compensation on an after-tax basis, subject to the maximum allowed by IRC rules.

The Company contributes, for each participant, except for Kenosha bargaining employees, a non-discretionary matching contribution of up to 6% of a participant’s eligible pay as follows:  100% of their pre-tax deferrals up to the first 3% of eligible compensation, and 50% of their pre-tax deferrals on the next 3% of eligible compensation.  Prior to June 1, 2007, for participants covered by the collective bargaining agreement at Cote Blanche, Louisiana, the Company made non-discretionary matching contributions in an amount equal to 25% of the participant’s pre-tax contributions up to 3% of their eligible compensation through May 31, 2007.  Effective June 1, 2007, the Company amended the Plan to increase its non-discretionary matching contributions for the Cote Blanche, Louisiana participants to match 100% of their pre-tax deferrals up to the first 3% of eligible compensation, and 50% of their pre-tax deferrals on the next 3% of eligible compensation. For participants covered by the collective bargaining agreement at Kenosha, Wisconsin, the Company makes non-discretionary matching contributions in an amount equal to 50% of the participant’s pre-tax contributions up to 6% of their eligible compensation.  For non-union participants, the Company may also make profit sharing contributions to the Plan at the discretion of the Company’s Board of Directors.  Those participants must be employed on the last day of the plan year to be eligible for discretionary profit-sharing contributions except in the case of a participant’s death, disability, retirement, or termination, as defined in the Plan document.  For the years ended December 31, 2008 and 2007, discretionary profit sharing contributions totaling $3,439,387 and $1,382,202 respectively, were accrued for the Plan.

Beginning July 1, 2007, for all participants with the exception of employees covered by the collective bargaining agreement at Kenosha, the Company has elected to make a fixed contribution to each participant’s account equal to 1% of the participant’s gross compensation which is automatically invested in Compass Minerals common stock.  This contribution will remain in Compass Minerals common stock until the participant redirects the investment into another investment option available under the Plan.  In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with IRC nondiscrimination tests.

The Plan also allows participants to rollover part or all of an eligible rollover distribution received by the participant from another qualified plan.

Participant accounts:  Each participant’s account is credited with the participant’s salary deferral contribution, the Company’s non-discretionary matching contribution, rollover contributions, allocation of the Company’s discretionary profit-sharing contribution, the investment in CMP common stock and Plan earnings or losses.  Allocations are based on earnings or account balances as defined in the Plan agreement.  A participant is entitled to receive only the vested portion of their account balance at the time of a distributable event.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Eligibility:  Non-union employees and participants covered by the collective bargaining agreement in Lyons, Kansas are eligible to participate in the Plan immediately upon employment.  Employees covered by the collective bargaining agreement at Kenosha, Wisconsin are eligible to participate in the plan on the first of the month following their date of hire.

Until June 1, 2007, employees covered by the collective bargaining agreement at Cote Blanche, Louisiana were required to complete one year of service before becoming eligible to participate in the Plan which was defined as completing 1,000 hours of service in a twelve-month period.  Effective June 1, 2007, employees are eligible to participate in the Plan immediately upon employment.

The Plan excludes from eligibility those employees who are citizens of Puerto Rico, or non-resident aliens, leased employees and independent contractors.

Participants’ investment options:  Participants must direct their salary deferral, rollover contributions, employer non-discretionary matching contribution and employer discretionary profit sharing contribution to the selected investments as made available and determined by the Company.  In addition, the participants may invest in shares of Compass Minerals common stock.  With the exception of employees who are subject to trading window restrictions for transactions in Compass Minerals common stock, participants may change their investment options at any time throughout the year via the internet or direct phone access to Fidelity Management Trust Company.

Vesting:  All participants are immediately vested in the portion of their plan account related to participant salary deferral contributions, rollover deposits, non-discretionary Company matching contributions, Company contributions to purchase CMP stock and earnings thereon.  For periods ended on or before May 31, 2007, participants covered by the collective bargaining agreement at Cote Blanche, Louisiana became fully vested in employer matching contributions and earnings thereon after three years of service and were 0% vested until then.  Effective June 1, 2007, each active participant at Cote Blanche covered by the collective bargaining agreement and who was employed on such date became 100% vested in all past and future matching employer contributions made to the Plan.  Employees vest in the Company discretionary profit sharing contributions at a rate of 20% each year beginning on the participant’s first anniversary of employment.

Forfeitures:  Forfeitures of terminated participants’ non-vested contributions are used to pay Plan administrative expenses and reduce employer contributions.  Forfeitures of non-vested contributions totaling $31,165 and $101,789 were used to reduce employer contributions in 2008 and 2007, respectively. Forfeitures of non-vested contributions totaling $15,250 and $31,775 were used to pay Plan expenses in 2008 and 2007, respectively.  At December 31, 2008, the forfeiture balance of $80,652, included in interest-bearing cash on the Statements of Net Assets Available for Benefits, was available to apply to future administrative expenses or employer contributions.

Participant loans:  Through April 2, 2007, participants were able to borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Effective April 2, 2007, the Plan was amended to exclude subsequent Company contributions from in-service withdrawals (including loans) except in the case of hardship withdrawals, for which a portion of the Company matching contributions may be available.  The terms of the loans are over one to five years for general purpose loans and over one to ten years for residential loans, except for certain loans grandfathered in under pre-existing Plans which had terms up to 30 years.  The loans must be adequately secured by the vested account balance and bear interest at a rate commensurate with local prevailing rates.  Interest rates on outstanding loans at December 31, 2008 range from 6.0% to 10.0%.  Principal and interest are paid ratably through after-tax payroll deductions with maturity dates ranging from 2009 through 2026.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Payment of benefits:  Upon death, disability, retirement or termination of service, participants, or their designated beneficiaries in case of death, are eligible to request a distribution of their vested account balance.  If a participant’s vested account balance exceeds $5,000, a participant or designated beneficiary may elect to receive a lump sum payment or defer distributions to a later date.  Vested account balances of less than $5,000 but greater than $1,000 will be rolled-over into an investment retirement account while vested account balances of $1,000 or less will be distributed in one lump sum payment, unless the participant elects another option before the end of the Plan year.  Distributions are made in accordance with Plan provisions in the form of lump sum distributions or installment distributions.

Administrative expenses:  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  A portion of the expenses incurred in the administration of the Plan, which consist primarily of trustee fees, are paid by the participants.  Other administrative expenses of the Plan may be paid by the Company or from forfeitures of non-vested Company contributions to the Plan.

Note 2.                      Significant Accounting Policies

The Plan’s significant accounting policies are as follows:

Basis of accounting:  The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

The Plan invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment valuation and income recognition:  Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are accounted for on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of benefits:  Benefits are recorded when paid.

Note 3.                      Investments

The following table presents the fair value of the Plan’s investments.  Single investments representing more than 5% of the Plan’s net assets as of December 31, 2008 and 2007 are separately identified.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

	December 31,
	2008		2007
Investments at fair value
Mutual funds:
Fidelity Equity Inc. Fund	$2,517,916		$4,764,183	*
Fidelity Growth Co. Fund	4,055,320	*	6,605,834	*
Spartan International Index Fund	3,376,770	*	5,516,475	*
Spartan U.S. Equity Index Fund	8,396,801	*	14,648,201	*
Manager's Special Equity	—		2,686,090
Pimco Total Return Fund	3,435,692	*	2,703,251
Fidelity Freedom Funds, various	8,327,470		8,529,461
Other	2,100,299		2,998,318
	32,210,268		48,451,813
Common/collective trust:
Fidelity Managed Income Portfolio	11,441,102	*	10,919,047	*
Common Stock	1,515,982		577,673
Interest-bearing cash	85,631		28,586
Fidelity Retirement Money Market	4,730,832	*	4,261,896	*
	4,816,463		4,290,482
Participant loans	1,302,384		1,156,750
	$51,286,199		$65,395,765
*Investment represents 5% or more of net assets.

The Plan invests in mutual funds which hold various securities including U.S. government securities, corporate debt instruments and corporate stocks.  Investment securities in general are exposed to various risks, such as interest rate risk and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

During the years ended December 31, 2008 and 2007, the Plan’s investments, primarily mutual funds, appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) by $(18,736,079) and $1,160,161, respectively.

The investments held by the Plan’s collective trust are fully benefit-responsive and include traditional guaranteed investment contracts (GICs), fixed income securities and synthetic wraps.  A GIC is issued by a financial institution and provides for the payment of a specified interest rate and for the repayment of the principal at contract maturity.  The Plan also invests in a pool of fixed income securities which are “wrapped” by synthetic investment contracts issued by financial institutions that insure the participant-initiated withdrawals from the fund will be paid at contract value.  The gains and losses in that fund are not immediately credited to participant accounts, but are instead recognized over time by adjusting the interest rate credited to the fund.

Although the Plan’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value (principal and interest accrued to date), during the term of the contract, withdrawals prompted by certain events that would cause a significant withdrawal from the Plan, such as Company-initiated layoffs, the sale of a division or Plan termination, may be paid at market value,

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

which may be less than contract value.  The Company does not believe the occurrence of any such event that would limit the Plan’s ability to transact at contract value is probable.

During the years ended December 31, 2008 and 2007, the average yield earned by the Plan for all fully benefit-responsive investment contracts was approximately 3.6% and 4.8%, respectively while the average yield based on actual earnings credited to participants of the Plan for each year was approximately 3.0% and 4.4%, respectively.

Note 4.                      Fair Value Measurements

The Plan adopted FASB Statement No. 157 – “Fair Value Measurements” (“SFAS No. 157”) effective January 1, 2008 for its financial instruments that are measured and reported at estimated fair value and applied on a prospective basis.   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction. The adoption of this statement did not have any impact on the Plan’s financial statements.

SFAS No. 157 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value.  The hierarchy consists of three levels:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than Level 1 that are either directly or indirectly observable; and

Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Plan.

The Plan’s investments are measured using the following valuation methods:

Interest-bearing cash:  The carrying amount of the Plan’s cash accounts approximates fair value.

Mutual funds:  The fair value of these funds is based upon observable market quotations as of the close of business on the last trading day of the year.

Common/collective trust:  The fair value of the investment in the common/collective trust is determined by the fund trustee based upon the fair value at year end of the securities within the fund.

Non-employer common stock:  The fair value of these securities is based upon observable market quotations as of the close of business on the last trading day of the year.

Employer common stock: The fair value of these securities is based upon observable market quotations as of the close of business on the last trading day of the year.

Participant loans:  Participant loans are valued at their outstanding balances which approximates fair value.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

The fair values of investments as of December 31, 2008 are included in the table below:

	Level 1	Level 2	Level 3
Interest-bearing cash	$4,816,463	$—	$—
Common/collective trust	—	11,441,102	—
Mutual funds	32,210,268	—	—
Non-employer common stock	25,627	—	—
Employer common stock	1,490,355	—	—
Participant loans	—	—	1,302,384
	$38,542,713	$11,441,102	$1,302,384

A summary of the changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008 are included below:

Participant Loans
Balance, beginning of the year	$1,156,750
Loan (repayments) and withdrawals, net	145,634
Balance, end of the year	$1,302,384

Note 5.                      Reconciliation of Financial Statements to Form 5500

As discussed in Note 2, the Plan’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value which differs from fair value.  The Form 5500 requires the net assets available for benefits to be stated at fair value.  The following table is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31 of each year.

	2008	2007
Net assets available for benefits per financial statements	$55,494,854	$67,042,048
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts in common collective trust	(617,156)	(118,663)
Net assets available for benefits per Form 5500	$54,877,698	$66,923,385

The following table is a reconciliation of the net increase in net assets per the financial statements and the net income as shown in the Form 5500 for the year ended December 31, 2008.

2008
Net decrease in net assets per financial statements	$(11,547,194)
Adjustment to reflect change in fair value for interest in fully benefit-responsive investment contracts in common collective trust	(498,493)
Net loss per Form 5500	$(12,045,687)

Note 6.                      Related-Party Transactions

Certain Plan investments are mutual funds and a common/collective trust managed by Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

The Company, as plan administrator and sponsor, is a related party to the Plan.  At December 31, 2008 and 2007, the plan held 25,406.67 and 11,133.53 shares, respectively, of CMP common stock with market values of $1,490,355 and $456,475, respectively.  During 2008 and 2007, the Plan purchased $953,001 and $304,344, respectively, of CMP stock and sold $114,306 and $13,332, respectively, of CMP stock.

Note 7.                      Income Tax Status

Effective December 27, 2004, the Plan adopted a non-standardized form of a prototype plan sponsored by Fidelity Management Trust Company.  The underlying non-standardized prototype plan received an opinion letter from the Internal Revenue Service (IRS) dated December 5, 2001, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax exempt. Subsequent to this determination and this opinion by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.  The Company has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Note 8.                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

Compass Minerals International, Inc. Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Line 4i
Schedule of Assets (Held at end of Year)
As of December 31, 2008

	Identity if issuer, borrower, lessor or similar party	Description of investment including maturity date, collateral, par or maturity value	Number of Shares/Units	Current Value

	PIMCO	PIMCO Total Return Fund - Mutual Fund	338,825.65	$3,435,692
	Columbia Acorn	Columbia Acorn International	1,450.22	33,543
	PIMCO	PIMCO High Yield Fund - Mutual Fund	144,147.53	964,347
	RS Investments	RS Partners A - Mutual Fund	43,201.35	777,624
*	Compass Minerals
	International, Inc.	Common Stock	25,406.67	1,490,355
*	Fidelity	Fidelity Equity Income - Mutual Fund	81,565.16	2,517,916
*	Fidelity	Fidelity Growth Company Fund - Mutual Fund	82,829.24	4,055,320
*	Fidelity	Fidelity Freedom Income - Mutual Fund	4,328.75	41,383
*	Fidelity	Fidelity Freedom 2000 - Mutual Fund	3,632.89	36,510
*	Fidelity	Fidelity Freedom 2005 - Mutual Fund	26,493.69	222,282
*	Fidelity	Fidelity Freedom 2010 - Mutual Fund	75,552.20	782,721
*	Fidelity	Fidelity Freedom 2015 - Mutual Fund	195,800.50	1,676,052
*	Fidelity	Fidelity Freedom 2020 - Mutual Fund	164,682.25	1,655,056
*	Fidelity	Fidelity Freedom 2025 - Mutual Fund	186,867.99	1,537,924
*	Fidelity	Fidelity Freedom 2030 - Mutual Fund	136,104.77	1,328,383
*	Fidelity	Fidelity Freedom 2035 - Mutual Fund	62,811.33	504,375
*	Fidelity	Fidelity Freedom 2040 - Mutual Fund	73,264.52	409,549
*	Fidelity	Fidelity Freedom 2045 - Mutual Fund	11,232.11	73,907
*	Fidelity	Fidelity Freedom 2050 - Mutual Fund	9,183.82	59,327
*	Spartan	Spartan Extended Market - Mutual Fund	7,363.80	166,054
*	Spartan	Spartan International Index - Mutual Fund	126,281.59	3,376,770
*	Fidelity	Fidelity Retirement Money Market Fund	4,730,832.11	4,730,832
*	Fidelity	Fidelity Managed Income Portfolio -
		Common/Collective Trust	12,058,258.21	11,441,102
*	Spartan	Spartan U.S. Equity Index - Mutual Fund	263,222.61	8,396,801
*	Fidelity	Brokeragelink (self-directed)	-	269,990
*	Plan Participants	Participant loans receivable (6.00% - 10.00%)
		maturing 2009 through 2026	-	1,302,384
				$51,286,199

 *Represents a party in interest.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1*	Consent of Ernst & Young LLP.

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Compass Minerals International, Inc., as plan administrator for the Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC. SAVINGS PLAN
PLAN ADMINISTRATOR

Date:	June 24, 2009	/s/ Victoria Heider
Victoria Heider
Vice President of Human Resources